NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 23, 2010, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 12, 2010 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Cornell Companies, Inc. and The GEO Group, Inc. became effective on August 12, 2010. Each share of Common Stock of Cornell Companies, Inc. was converted for 1.30 shares of The GEO Group, Inc. Common Stock or cash consideration equal to the greater of the fair market value of one share of The GEO Group, Inc. common stock plus $6.00 or the fair market value of 1.3 shares of The GEO Group, Inc. common stock (See prospectus for further detail) or a combination of GEO Common Stock and cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 13, 2010.